Exhibit 4.88

Supplemental Agreement

to Equity Transfer Agreement

No.: 2011 Zhongcheng Trust Huainan Ninetowns Investment Trust Equity Transfer No.01

Supplement No.01

Party A (the “Transferor”): Zhongcheng Trust Co., Ltd.

Legal representative: Deng Hongguo

Domicile: No.2, Anwai Street, Dongcheng District, Beijing

Party B (the “Transferee”): Beijing Ninetowns Port Software and Technology Co., Ltd.

Legal representative: Wang Shuang

Domicile: 14# Building, Area 7, No.188 West Road, South No.4 Ring Road, Fengtai District, Beijing

WHEREAS,

1. Huainan NinetownsYiju Property Co., Ltd. (hereafter “Huainan Ninetowns”) is a company limited registered and established in accordance with the Company Law of the People’s Republic of China, with a registered capital of RMB 100 million and a paid-in capital of RMB 100 million.

2. As a shareholder of Huainan Ninetowns, Party A holds the 90% equity (corresponding to the registered capital of RMB 90 million, hereafter the “Target Equity”) in the registered capital of Huainan Ninetowns after capital increase to Huainan Ninetowns by using the trust funds under the “2011 Zhongcheng Trust Huainan Ninetowns Investment Trust Plan” (hereafter the “Trust Plan”). As of December 31, 2011, the total net assets corresponding to the Target Equity is RMB 144,000,825.94. Party B is the only general beneficiary under the Trust Plan.

3. The beneficiaries under the Trust Plan held the beneficiaries’ meeting on February 3, 2012. According to the resolution adopted at the beneficiaries’ meeting, the Trust Plan was prematurely terminated on February 9, 2012. Party A shall return the Target Equity as the trust property to Party B on AS IS basis following the termination of the Trust Plan.

4. Party A and Party B entered into an Equity Tranfser Agreement (No.: 2011 Zhongcheng Trust Huainan Ninetowns Investment Trust Equity Transfer No.01) (hereafter the “Original Agreement”) on March 19, 2012.

NOW, THEREFORE, Party A and Party B, adhering to the principles of free will, equality, fairness, honesty and credibility and after negotiations, hereby enter into this Supplementary Agreement:

I. Amend Article I of the Original Agreement as:

Party B is not required to pay the equity transfer price to Party A.

II. Party A and Party B shall handle the shareholder change registration procedures with the industrial and commercial administration within 30 working days following the effectiveness of both the Original Agreement and this Agreement.

III. This Agreement is an integral part of the Original Agreement and has the same effect as the Original Agreement. In case of any inconsistency or conflict between the provisions of this Agreement and the provisions of the Original Agreement, the provisions of this Agreement shall prevail. If this Agreement is silent, the provisions of the Original Agreement shall apply.

IV. Effectiveness of Agreement

This Agreement shall become effective after it is signed by the legal representatives (or their authorized representatives) of both parties and affixed with their respective company seals or contract seals. This Agreement is executed in four counterparts, two ones for each party hereto, and all the counterparts shall have the same legal effect.

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Party A (seal): Zhongcheng Trust Co., Ltd.

(Company Seal)[seal: Zhongcheng Trust Co., Ltd. ]

Legal representative or authorized representative (signature): /s/ Deng Hongguo

Party B (seal): Beijing Ninetowns Port Software and Technology Co., Ltd.

(Company Seal)[seal: Beijing Ninetowns Ports Software and Technology Co., Ltd.]

Legal representative or authorized representative (signature): /s/ Wang Shuang

Date of signing: March 19, 2012

Place of signing: Dongcheng District, Beijing